SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No.__)
SPACEHAB, Incorporated

(Name of Issuer)
Common Stock, No par value

(Title of Class of Securities)
846243400

(CUSIP Number)
R. Scott Nieboer
Curtiswood Capital, LLC
104 Woodmont Blvd., Ste 200
Nashville, TN 37205
615-386-0231

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 5, 2008

(Date of Event which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	846243400	Page	2	of	10

1	NAMES OF REPORTING PERSONS Trace Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,532,424

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,532,424

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,532,424

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	846243400	Page	3	of	10

1	NAMES OF REPORTING PERSONS Curtiswood Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Tennessee

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		74,392

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		74,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	74,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.49%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BD

CUSIP No.	846243400	Page	4	of	10

1	NAMES OF REPORTING PERSONS Trace Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,606,816

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,606,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,606,816

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO HC

CUSIP No.	846243400	Page	5	of	10

1	NAMES OF REPORTING PERSONS Robert Scott Nieboer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		28,330

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,635,146

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,330

WITH	10	SHARED DISPOSITIVE POWER

		1,635,146

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,635,146

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.67%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN HC

CUSIP No.	846243400	Page	6	of	10

1	NAMES OF REPORTING PERSONS Mark Forward Eberle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,330

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,610,146

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,330

WITH	10	SHARED DISPOSITIVE POWER

		1,610,146

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,610,146

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.50%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN HC

CUSIP No. 846243400

Item 1. Security and Issuer.
     The name of the issuer is SPACEHAB, Incorporated(the “Issuer”). The address of the Issuer’s offices is 12130 Highway 3, Building 1, Webster, Texas 77598-1504. This Schedule 13D relates to the Issuer’s Common Stock, no par value (the “Shares”).

Item 2. Identity and Background.
(a-c, f) This Schedule 13D is being filed jointly by:
Trace Partners, LP, a Nevada limited partnership (“Trace”). Trace is an investment partnership and the sole member of Curtiswood Capital, LLC.
Curtiswood Capital, LLC, a Tennessee limited liability company (“Curtiswood”). Curtiswood is registered broker-dealer.
Trace Management, LLC, a Nevada limited liability company (“Management”). Management is the general partner of Trace.
Robert Scott Nieboer, a United States citizen(“Nieboer”). Nieboer is the Chief Manager of Curtiswood, a member of Management, and a FINRA registered principal of Curtiswood.
Mark Forward Eberle, a United States citizen (“Eberle”). Eberle is a member of Management, and also a FINRA registered principal of Curtiswood.
Each of Trace, Curtiswood, Management, Nieboer and Eberle is a “Reporting Person” and collectively they are the “Reporting Persons”.
The principal business address of each Reporting Person is 104 Woodmont Blvd., Ste 200, Nashville, TN 37205.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
The funds for the purchase of the Shares by Trace and Curtiswood came from the working capital of each, and as to Nieboer and Eberle, from personal funds. No funds were borrowed for the specific purpose of purchasing the Shares. The general working capital of Trace and Curtiswood includes funds borrowed in the ordinary course of business.

Item 4. Purpose of Transaction.
The Reporting Persons acquired the Shares for investment purposes and may from time to time in the ordinary course of business acquire additional Shares or dispose of Shares held.

Except as set forth above, the Reporting Persons have no other present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
(a-e) As of the date hereof, the interests of the Reporting Persons may be deemed to be as follows:
Trace is the beneficial owner of 1,532,424 Shares representing 10.0% of such class of securities, based upon the 15,330,388 Shares (the “Outstanding Shares”) the Reporting Persons believe to have been outstanding as of June 5, 2008, after giving effect to the transactions reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 9, 2008. Trace has shared voting power and shared dispositive power with respect to such Shares. Trace does not have the sole voting power or sole dispositive power with respect to any Shares to which this filing relates.
Curtiswood is the beneficial owner of 74,392 Shares representing less than 1% of the Outstanding Shares, and has shared voting power and shared dispositive power with respect to such Shares. Curtiswood does not have the sole voting power or sole dispositive power with respect to any Shares to which this filing relates.
Management is the beneficial owner of 1,606,816 Shares representing 10.48% of the Outstanding Shares, and has shared voting power and shared dispositive power with respect to such Shares. Management does not have the sole voting power or sole dispositive power with respect to any Shares to which this filing relates.
Nieboer is the beneficial owner of 1,635,146 Shares representing 10.67% of the Outstanding Shares. Nieboer has the sole voting power and sole dispositive power with respect to 28,330 Shares, being less than 1% of the Outstanding Shares. Nieboer has shared voting power and shared dispositive power with respect to 1,635,146 Shares, representing 10.67% of the Outstanding Shares.
Eberle is the beneficial owner of 3,330 Shares representing less than 1% of the Outstanding Shares. Eberle has the sole voting power and sole dispositive power with respect to 3,330 Shares representing less than 1% of the Outstanding Shares. Eberle has shared voting power and shared dispositive power with respect to 1,610,146 Shares, representing 10.50% of the Outstanding Shares.
The information required by Section 5(c) regarding transactions in the Outstanding Shares by the Reporting Persons within the past sixty days is as follows:

Person	Date	Quantity	Price	How effected
Trace	5/22/08	400,000	$.40	Market transaction
Trace	6/9/08	1,063,829	$.47	Direct purchase from Issuer
The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7. Material to be Filed as Exhibits.
Exhibit A       Joint Filing Agreement
SIGNATURE
After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Trace Partners, L.P.

By

Scott Nieboer for Trace Management, LLC, GP

Trace Management, LLC

By

Scott Nieboer, Chief Manager

Curtiswood Capital, LLC

By

Scott Nieboer, Chief Manager

Robert Scott Nieboer

By

Scott Nieboer

Mark Forward Eberle

By

Mark Eberle

Exhibit A
AGREEMENT
The undersigned agree that this Schedule 13D dated June 16, 2008 relating to the Common Stock, no par value SPACEHAB, Incorporated shall be filed on behalf of the undersigned.

Trace Partners, L.P.

By

Scott Nieboer for Trace Management, LLC, GP

Trace Management, LLC

By

Scott Nieboer, Chief Manager

Curtiswood Capital, LLC

By

Scott Nieboer, Chief Manager

Robert Scott Nieboer

By

Scott Nieboer

Mark Forward Eberle

By

Mark Eberle